Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On March 1, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE FEBRUARY 2010 TRADING VOLUME EQUALS FEBRUARY 2009

• Year-to-Date Average Daily Volume Up 8 Percent

• CBOE Volatility Index (VIX) Options Volume Sets Fifth Consecutive Monthly Record

CHICAGO, March 1, 2010 — The Chicago Board Options Exchange (CBOE) today reported that daily volume in February averaged 4.2 million contracts, unchanged from February 2009 average daily volume (ADV). During the month, 80.7 million contracts changed hands at CBOE.

For the year to date, CBOE’s ADV was up eight percent over the same period last year.  February’s monthly ADV of 4.2 million contracts marked a 12-percent decline from the 4.9-million-contract ADV in January 2010, the second busiest of any month of January in CBOE’s history.

February index option ADV rose 35 percent, while equity options and options on exchange traded funds (ETFs) declined nine and six percent, respectively, from February 2009 ADV.

Trading volume in CBOE Volatility Index (VIX) options in February reached a new monthly all-time high of 4.8 million contracts, a 300-percent increase over February 2009 when 1.2 million VIX options contracts changed hands. This was the fifth consecutive monthly record for VIX options volume.

	Current Month					Year-To-Date
(trades in thousands)	February 2010	February 2009	% Chg	January 2010	% Chg	February 2010	February 2009	% Chg
Trading Days	19	19		19		38	39
Total Exchange	80,670.8	80,670.2	0%	92,160.5	-12%	172,831.3	164,214.6	5%
Total Exchange ADV	4,245.8	4,245.8	0%	4,850.6	-12%	4,548.2	4,210.6	8%
Equity Options	39,529.0	43,658.4	-9%	50,412.1	-22%	89,941.1	90,527.2	-1%
Equity Options ADV	2,080.5	2,297.8	-9%	2,653.3	-22%	2,366.9	2,321.2	2%
Index Options	21,263.9	15,756.8	35%	21,310.4	0%	42,574.3	32,379.9	31%
Index Options ADV	1,119.2	829.3	35%	1,121.6	0%	1,120.4	830.3	35%
ETF Options	19,877.8	21,252.9	-6%	20,437.9	-3%	40,315.8	41,305.2	-2%
ETF Options ADV	1,046.2	1,118.6	-6%	1,075.7	-3%	1,060.9	1,059.1	0%

Expanded February volume information for index and ETF options is available at: www.cboe.com/data/monthlyvolume.aspx.

— more —

CBOE February Market Share

•                  CBOE’s market share of total U.S. options industry volume in February was 30.1 percent, an increase of 0.5 of a percentage point over January 2010 and a 1.4-percentage-point decline from February 2009.

•                  CBOE February market share for index options was 94.7 percent, up 4.4 percentage points from February 2009 and an increase of 0.3 of a percentage point from January 2010.  ETF and equity option market share declined by 2.1 and 2.8 percentage points, respectively, from February 2009. February ETF option market share was unchanged compared with January 2010, while equity option market share rose 0.2 of a percentage point versus month-prior volume.

	Current Month					Year-To-Date
	February 2010	February 2009	% pt. Chg	January 2010	% pt. Chg	February 2010	February 2009	% pt. Chg
Total Exchange	30.1%	31.5%	-1.4%	29.6%	0.5%	30.1%	31.9%	-1.8%
Equity Options	25.0%	27.8%	-2.8%	24.8%	0.2%	25.0%	28.3%	-3.3%
Index Options	94.7%	90.3%	4.4%	94.4%	0.3%	94.6%	91.2%	3.4%
ETF Options	23.8%	25.9%	-2.1%	23.8%	0.0%	23.8%	26.0%	-2.2%

February Highlights:

•                  At CBOE Stock Exchange (CBSX), 264.0 million shares traded in February (ADV 13.9 million shares), down nine percent from February 2009 volume of 289.2 million shares (ADV 15.2 million shares).

•                  February was the third-busiest trading month on record for the CBOE Futures Exchange, LLC (CFE).  A total of 188,236 contracts traded at CFE during the month, up 359 percent compared to 41,051 contracts traded in February 2009, but down 15 percent from January 2010, when an all-time high 221,025 contracts traded.

•                  The top five most actively traded index and ETF options at CBOE were the S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), CBOE Volatility Index (VIX), iShares Trust-Russell 2000 Index Fund (IWM) and PowerShares QQQ Trust (QQQQ).

•                  The top five most actively traded equity options at CBOE were Bank of America (BAC), Apple (AAPL), Citigroup (C), JPMorgan Chase & Co. (JPM) and General Electric (GE).

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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